UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 14, 2007

KONINKLIJKE KPN N.V.

Maanplein 55 2516 CK The Hague The Netherlands (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                                         KPN to accelerate share repurchase program, dated 14 August 2007.

Press release

KPN to accelerate share repurchase program	Date
14 August 2007

Number
059pe

KPN announces that it will accelerate its current € 1 bn share repurchase program, in order to benefit from lower share price levels. This allows KPN to buy back more shares within the current repurchase program, which is in the interest of our shareholders and underpins our attractive shareholder remuneration policy.

On 6 February 2007, KPN announced the € 1 bn share repurchase program, which was initially intended to run through 31 December 2007. To date, 48.7 million ordinary shares were repurchased at an average price of EUR 11.98 representing approximately 58.3% of the total program.

In relation to ongoing speculation about KPN’s intentions to make a pre-emptive bid for Bouygues Telecom, KPN wishes to state that no such bid is forthcoming.

Ad Scheepbouwer said: ‘We have just announced an intended bid for Getronics and are working on opportunities to strengthen our Belgian business by means of smaller fill-in acquisitions. With the acceleration of our share repurchase program we are striking the right balance between shareholder returns and strengthening our core business. This is not the time to entertain possibilities of a move to acquire Bouygues Telecom’.

In order to comply with Securities legislation in relation to the change of the share repurchase program, KPN also announces that it is in discussions to acquire Tele2 / Versatel Belgium for approximately EUR 100 million. These discussions may or may not lead to an acquisition. The rationale is to continue to grow the market share in Belgium by leveraging Tele2 / Versatel Belgium’s strong presence in Wallonia and by deploying new and different distribution channels and cross-selling products.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: August 16, 2007	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra
Legal Counsel